FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated December 17, 2015, announcing the Company's financial results for the third quarter and nine months ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: December 17, 2015
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015

December 17, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the third quarter and nine months ended September 30, 2015.
For the three months ended September 30, 2015, the Company generated net revenues of $2.6 million. Total equity as of September 30, 2015 was $16.9 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"In the third quarter of 2015, we focused in the execution of the $183 million fleet acquisition that we signed in August of 2015. Since the beginning of September 2015, we have seamlessly taken delivery of all seven vessels. As a result, our fleet currently consists of 6 Capesize and 2 Supramax vessels with a carrying capacity in excess of 1.1 million DWT. At the current state of the freight market, our priority will continue to be the efficient operation of our fleet, emphasizing further in cost control for the lowest possible daily break-even of our vessels.
"The dry bulk market is experiencing one of the worst crises of the last 25 years. However, the depressed markets usually represent unique opportunities for acquisitions of quality tonnage. We strongly believe that our fleet expansion represents an opportunity to participate in a market recovery. Our acquisition cost, which is among the lowest of our peers, together with our financing arrangements provide significant potential for our investors. We will continue to cautiously pursue acquisition opportunities that we believe can further enhance value for our shareholders."
Third Quarter of 2015 & Subsequent Developments:
Agreement to Acquire Seven Dry Bulk Carriers
On August 25, 2015, Seanergy announced that it entered into a purchase agreement with entities affiliated with certain of the Company's major shareholders to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels, for a gross purchase price of approximately $183 million. The transactions were approved by both an independent committee of the Company's Board of Directors and the Company's Board of Directors.
Delivery of Seven Vessels
1.	On September 11, 2015, Seanergy took delivery of the Capesize M/V Premiership.
2.	On September 29, 2015, Seanergy took delivery of the Supramax M/V Gladiatorship.
3.	On October 13, 2015 Seanergy took delivery of the Capesize M/V Geniuship.
4.	On October 21, 2015, Seanergy took delivery of the Supramax M/V Guardianship.
5.	On November 3, 2015, Seanergy took delivery of the Capesize M/V Gloriuship.
6.	On November 10, 2015, Seanergy took delivery of the Capesize M/V Squireship.
7.	On December 7, 2015, Seanergy took delivery of the Capesize M/V Championship.

Fleet of the Company
Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Gloriuship	Capesize	171,314	2004	Hyundai HI
Squireship	Capesize	170,018	2010	Sungdong SB
Championship	Capesize	179,238	2011	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,145,553	7.1 Years
Agreement for New Loan Facilities
The Company partly financed all seven vessels from four international financial institutions.
On September 1, 2015, the Company entered into an approximately $44.4 million bank loan facility to finance the acquisition of M/V Geniuship and M/V Gloriuship. The loan facility is secured by a first priority mortgage over each of the two vessels.
On September 11, 2015, the Company entered into an approximately $52.7 million bank loan facility to partly finance the acquisition of M/V Premiership, M/V Gladiatorship and M/V Guardianship. The loan facility is secured by a first priority mortgage over each of the three vessels.
On November 4, 2015, the Company entered into an approximately $33.8 million bank loan facility to partly finance the acquisition of M/V Squireship. The loan facility is secured by a first priority mortgage over the vessel.
On December 2, 2015, the Company entered into an approximately $39.4 million bank loan facility to partly finance the acquisition of M/V Championship. The loan facility is secured by a first priority mortgage over the vessel.
Share Purchase Agreement
On September 7, 2015, the Company entered into a share purchase agreement to raise additional equity capital with an entity affiliated with the Company's Sponsor for an equity contribution of $9.0 million in three tranches, to partly finance the acquisition of three of the seven vessels. All three tranches were contributed by October 21, 2015 in exchange for 50,111,200 common shares of the Company. The purchaser of the newly issued shares has received customary registration rights. The transaction was approved by an independent committee of the Company's Board of Directors.
Revolving Convertible Promissory Note
On September 7, 2015, the Company issued an unsecured revolving convertible promissory note of approximately up to $6.8 million (the "Applicable Limit") to an entity affiliated with the Company's Sponsor for general corporate purposes. From December 14, 2015, and following two amendments on this note, the Applicable Limit has been raised to approximately $11.8 million. To date, the Company has proceeded with drawdowns of approximately $9.8 million.
The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit is reduced by $2 million each year after the second year following first drawdown. The note bears interest of 3 months Libor plus a margin. At the Sponsor's option, the Company's obligations under this note may be paid in common shares of Seanergy.
Filing of F-3 with the Securities and Exchange Commission (the "SEC")
The Company filed with the SEC a universal shelf registration statement on Form F-3 pursuant to Rule 415 under the Securities Act of 1933 for the registration of up to $200,000,000 in securities, which was declared effective on August 14, 2015.

Extension to Regain Compliance with Nasdaq Listing Rule 5550(a)(2)
On July 28, 2015, the Company received a notice from Nasdaq, granting the Company an extension of time until January 25, 2016, to regain compliance with Nasdaq Listing Rule 5550(a)(2) that is minimum $1.00 per share bid price requirement. Under the terms of the extension, if compliance cannot be demonstrated by January 25, 2016, the staff of the SEC, or the Staff, will provide written notification that the Company's securities will be delisted. At that time, the Company may appeal the Staff's determination to a Hearings Panel. The Company intends to cure the deficiency within the prescribed grace period. During this time the Company's common stock will continue to be listed and trade on NASDAQ and its business operations are not affected by the receipt of the notification.
Fleet Data:
	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Ownership days (1)	113	216
Available days (2)	113	216
Operating days (3)	101	189
Fleet utilization (4)	89.4%	87.5%
TCE rate (5)	$8,970	$8,825
Daily Vessel Operating Expenses (6)	$5,823	$6,509
(1)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(2)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the three months ended September 30, 2015, the company incurred 11 off-hire days between voyages and zero off-hires due to other unforeseen circumstances. In the nine months ended September 30, 2015, the company incurred 27 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	TCE rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and TCE rate)
	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Net revenues from vessels	2,644	4,401
Less: Voyage expenses	1,738	2,733
Net operating revenues	906	1,668
Operating days	101	189
TCE rate	8,970	8,825

(6)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Vessel operating expenses	978	1,917
Less: Pre-delivery expenses	320	511
Vessel operating expenses before pre-delivery expenses	658	1,406
Ownership days	113	216
Daily Vessel Operating Expenses	5,823	6,509

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
September 30, 2015 and December 31, 2014
 (In thousands of US Dollars)

	September 30, 2015	December 31, 2014
ASSETS
Cash and restricted cash	969	2,873
Vessels, net	63,098	-
Other assets	2,048	395
TOTAL ASSETS	66,115	3,268

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	47,097	-
Convertible promissory note	27	-
Due to related parties	-	105
Other liabilities	2,129	487
Stockholders' equity	16,862	2,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	66,115	3,268

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three and nine months ended September 30, 2015 and 2014
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenues:
Vessel revenue, net	2,644	-	4,401	2,010

Expenses:
Voyage expenses	(1,738)	-	(2,733)	(1,258)
Vessel operating expenses	(978)	(221)	(1,917)	(927)
Management fees	(59)	-	(107)	(122)
General and administrative expenses	(572)	(886)	(1,957)	(2,300)
Depreciation and amortization	(184)	-	(342)	-
Gain on restructuring	-	-	-	85,447
Loss on bad debts	-	(38)	-	(38)
Operating (loss) income	(887)	(1,145)	(2,655)	82,812
Other income (expense):
Interest and finance costs, net	(153)	-	(426)	(1,217)
Other, net	(9)	3	(24)	9
Total other (expenses) income, net:	(162)	3	(450)	(1,208)
Net (loss) income	(1,049)	(1,142)	(3,105)	81,604

Net (loss) income per common share, basic and diluted	(0.02)	(0.08)	(0.08)	6.46
Weighted average number of common shares outstanding, basic	51,073,678	13,866,662	40,655,033	12,629,711
Weighted average number of common shares outstanding, diluted	51,073,678	13,866,662	40,655,033	12,629,747

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.
The Company currently owns a modern fleet of a total of eight dry bulk carriers, six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.1 years.
The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com